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November 6, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

CONFIDENTIAL SUBMISSION

VIA EDGAR AND HAND DELIVERY

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form S-1 for Mulberry Health Inc.

Ladies and Gentlemen:

On behalf of Mulberry Health Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (212) 906-1761.

Best regards,

/s/ Keith L. Halverstam
Keith L. Halverstam, Esq. of LATHAM & WATKINS LLP

November 6, 2020

Enclosure

cc:	Mario Schlosser, Chief Executive Officer, Mulberry Health Inc.
Siddhartha Sankaran, Chief Financial Officer, Mulberry Health Inc.
Bruce L. Gottlieb, Esq., Special Counsel, Mulberry Health Inc.
Harold Greenberg, Esq., General Counsel, Mulberry Health Inc.
Peter N. Handrinos, Esq., Latham & Watkins LLP
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP
Paul R. Rosie, Esq., Goodwin Procter LLP